UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): April 9, 2024

BLOCKCHAIN COINVESTORS ACQUISITION CORP. I

(Exact name of registrant as specified in its charter)

Cayman Islands	001-4050	98-1607883
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

PO Box 1093, Boundary Hall

Cricket Square, Grand Cayman

KY1-1102, Cayman Islands

(Address of principal executive offices, including zip code)

(345) 814-5726

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, par value $0.0001 per share, and one-half of one Redeemable Warrant	BCSAU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share, included as part of the Units	BCSA	The Nasdaq Stock Market LLC
Redeemable Warrants included as part of the Units	BCSAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into A Material Definitive Agreement.

Business Combination Agreement

On April 9, 2024, Blockchain Coinvestors Acquisition Corp. I, a Cayman Islands exempted company (“BCSA”), entered into a Business Combination Agreement (the “Business Combination Agreement”), by and among BCSA, BCSA Merger Sub I, Inc., a Delaware corporation (“Merger Sub”), and Linqto, Inc., a Delaware corporation (“Linqto”).

The Business Combination Agreement and the transactions contemplated thereby were approved by the boards of directors of each of BCSA and Linqto.

The Business Combination

The Business Combination Agreement provides for, among other things, the following transactions: (i) BCSA will change its jurisdiction of incorporation from the Cayman Islands to Delaware (the “Domestication”) and, in connection with the Domestication, each ordinary share of BCSA (each, a “BCSA Share”) that is issued and outstanding immediately prior to the Domestication will become one share of common stock of New Linqto (each, a “New Linqto Share”), (ii) BCSA will solicit the holders of BCSA Public Warrants to approve an amendment to the Warrant Agreement that would cause each outstanding Public Warrant to automatically convert into a portion of a newly issued shares of common stock of BCSA after the Domestication (the “Warrant Conversion”), and (iii) following the Domestication, Merger Sub will merge with and into Linqto, with Linqto surviving the merger and continuing as a wholly-owned subsidiary of New Linqto (the “Merger”).

The Domestication, the Merger and the other transactions contemplated by the Business Combination Agreement are referred to as the “Business Combination.”

BCSA expects the Business Combination to close in the second half of 2024, following receipt of the required approvals by BCSA’s shareholders and Linqto’s shareholders, the fulfillment of regulatory requirements and the completion of other customary closing conditions.

Business Combination Consideration

In accordance with the terms and subject to the conditions of the Business Combination Agreement, (i) each outstanding share of common stock of Linqto will be exchanged for a number of New Linqto Shares based on an enterprise value of Linqto of approximately $700 million, subject to certain adjustments, (ii) each outstanding Company Equity Award (as defined in the Business Combination Agreement) will be converted into a comparable type of equity award in respect of New Linqto and (iii) each outstanding Company Warrant (as defined in the Business Combination Agreement) will be converted into a warrant with respect to New Linqto Shares having the same general terms.

Representations and Warranties; Covenants

The Business Combination Agreement contains representations, warranties and covenants of each of the parties to the agreement that are customary for transactions of this type. The parties have also agreed to take all action as may be necessary or reasonably appropriate such that, as of the effective time of the Business Combination, the New Linqto board of directors will consist of up to nine directors (as determined by Linqto), which shall be divided into three classes as nearly equal in size as is practicable, with one director appointed by BCSA and the remaining directors appointed by Linqto.

Conditions to Each Party’s Obligations

The obligation of BCSA and Linqto to consummate the Business Combination is subject to certain closing conditions, including, but not limited to, (i) the expiration or termination of the applicable waiting period under applicable antitrust law, (ii) the absence of any order, law or other legal restraint prohibiting the consummation of the Domestication or the Merger, (iii) the effectiveness of a Registration Statement on Form S-4 (the “Registration Statement”) registering the New Linqto Shares to be issued in the Merger and the Domestication, (iv) the required approvals of BCSA’s shareholders, (v) the approval of Linqto’s shareholders, (vi) the approval by Nasdaq of BCSA’s listing application in connection with the Business Combination, (vii) the consummation of the Domestication, and (viii) the approval by the Financial Industry Regulatory Authority (“FINRA”) of the transactions as necessary, or the expiration of the relevant time periods for FINRA review without FINRA imposing restrictions. The Business Combination Agreement also contains certain other customary closing conditions.

Termination

Each of the Company and Linqto may terminate the Business Combination Agreement at any time for any reason.

If the Business Combination Agreement is validly terminated, none of the parties to the Business Combination Agreement will have any liability or any further obligation under the Business Combination Agreement, except in the case of fraud and for customary obligations that survive the termination thereof (such as confidentiality obligations). In the event of any termination of the Business Combination Agreement, Linqto will pay BCSA a termination fee of $5,000,000 no later than 30 days following the termination of the Business Combination Agreement.

Where to Find the Business Combination Agreement

BCSA has filed a copy of the Business Combination Agreement as Exhibit 2.1 to this Current Report on Form 8-K. It is incorporated herein by reference, and the foregoing description of the Business Combination Agreement is qualified in its entirety by reference to the full Business Combination Agreement. The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in important part by the underlying disclosure schedules, which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, BCSA, Blockchain Coinvestors Acquisition Sponsors I LLC (the “Sponsor”), and Linqto entered into the Sponsor Support Agreement (the “Sponsor Support Agreement”), pursuant to which the Sponsor agreed to, among other things, (i) vote in favor of each of the transaction proposals to be voted upon at the meeting of BCSA shareholders and the meeting of BCSA warrant holders, including approval of the Business Combination Agreement and the transactions contemplated thereby (including the Merger); (ii) forfeit to BCSA for no consideration, immediately prior to the effective time of the Business Combination, (x) all private placement units held by Sponsor (including the BCSA Shares and warrants underlying the private placement units), and (y) a number of BCSA Shares held by the Sponsor such that the Sponsor will hold no more than 4,000,000 New Linqto Shares at the Closing Date; and (iii) if BCSA’s total liabilities at the closing of the Business Combination exceed $12,500,000 at the Closing Date, to pay the amount of that excess.

BCSA has filed a copy of the Sponsor Support Agreement as Exhibit 10.1 to this Current Report on Form 8-K. It is incorporated herein by reference, and the foregoing description of the Sponsor Support Agreement is qualified in its entirety by reference to the full Sponsor Support Agreement.

Transaction Support Agreements

Concurrently with the execution of the Business Combination Agreement, certain shareholders of Linqto entered into Transaction Support Agreements with BCSA (collectively, the “Transaction Support Agreements”), pursuant to which they have agreed to, among other things, support and vote in favor of the Business Combination Agreement and the transactions contemplated thereby (including the Merger).

BCSA has filed a copy of the form of Transaction Support Agreement as Exhibit 10.2 to this Current Report on Form 8-K. It is incorporated herein by reference, and the foregoing description of the Transaction Support Agreements is qualified in its entirety by reference to the full Transaction Support Agreement.

New Registration Rights Agreement

Prior to the Closing Date, each of BCSA, Sponsor, certain directors and officers of BCSA and certain shareholders of Linqto (collectively, the “Holders”) will enter into a registration rights agreement (the “New Registration Rights Agreement”) pursuant to which, among other things, BCSA will agree to file a registration statement registering the resale of shares held by the Holders no later than 45 days before the first expiration of a lock-up period under the Lock-Up Agreements (as defined below) signed by the Holders. BCSA has also agreed to provide customary “piggyback” registration rights, subject to certain requirements and customary conditions. The New Registration Rights Agreement also provides that BCSA will pay certain expenses relating to those registrations and indemnify the Holders against certain liabilities.

BCSA has filed a copy of the form of New Registration Rights Agreement as Exhibit 10.3 to this Current Report on Form 8-K. It is incorporated herein by reference, and the foregoing description of the New Registration Rights Agreement is qualified in its entirety by reference to the full New Registration Rights Agreement.

Lock-Up Agreement

Within 30 days following the date of the Business Combination Agreement, BCSA will enter into a lock-up agreement with each of Sponsor, certain directors and officers of BCSA and certain shareholders of Linqto (to be agreed by BCSA and Linqto), having specified terms and conditions to be agreed by the Parties (each, a “Lock Up Agreement”).

Item 7.01 Regulation FD Disclosure

On April 9, 2024, BCSA and Linqto issued a press release announcing their entry into the Business Combination Agreement. BCSA has furnished a copy of the press release as Exhibit 99.1 hereto, and it is incorporated by reference herein.

On April 9, 2024, Linqto sent frequently asked questions to its employees regarding the proposed Business Combination. BCSA has furnished a copy of that document as Exhibit 99.2 hereto, and it is incorporated by reference herein.

The foregoing (including Exhibit 99.1 and Exhibit 99.2) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Important Information and Where to Find It

A full description of the terms of the proposed transaction will be provided in a registration statement on Form S-4 to be filed by BCSA with the SEC that will include a prospectus with respect to New Linqto’s securities to be issued in connection with the Business Combination and a proxy statement with respect to the shareholder meeting of BCSA to vote on the Business Combination and the warrant holder meeting of BCSA to vote on the Warrant Conversion. This Current Report on Form 8-K does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. BCSA and Linqto urge their investors, shareholders and other interested persons to read, when available, the preliminary proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about BCSA, Linqto and the transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders and warrant holders of BCSA as of a record date to be established for voting on the proposed Business Combination and Warrant Conversion, respectively. Once available, shareholders and warrant holders of BCSA will also be able to obtain a copy of the registration statement on Form S-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Blockchain Coinvestors Acquisition Corp. I, PO Box 1093, Boundary Hall Cricket Square, Grand Cayman KY1-1102, Cayman Islands, Attn: Secretary. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

BCSA and Linqto and their respective directors, executive officers, other members of management, and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies of BCSA’s shareholders and warrant holders with respect to the potential transaction described in this Current Report on Form 8-K. Information about the persons who may, under SEC rules, be deemed to be participants in the solicitation of BCSA’s shareholders and warrant holders in connection with the potential transaction will be set forth in BCSA’s registration statement on Form S-4 containing the preliminary proxy statement/prospectus when it is filed with the SEC. Such shareholders and warrant holders will be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, once available, free of charge at the SEC’s website at www.sec.gov or by directing a request to: Blockchain Coinvestors Acquisition Corp. I, PO Box 1093, Boundary Hall Cricket Square, Grand Cayman KY1-1102, Cayman Islands, Attn: Secretary.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy the securities of BCSA, Linqto or New Linqto, nor will there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities will be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between BCSA and Linqto, the likelihood and ability or timing of the parties to successfully consummate the Business Combination, any anticipated future results and benefits of New Linqto following the Business Combination, including future opportunities for New Linqto, and other statements that are not historical facts. These statements are based on the current expectations of BCSA’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of BCSA and Linqto. These statements are subject to a number of risks and uncertainties regarding BCSA’s businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, general economic, political and business conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the outcome of any legal proceedings, government and/or regulatory proceedings, investigations or inquiries that may be instituted against the parties following the announcement of the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; the risk that the approval of the shareholders of BCSA or Linqto for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of BCSA and Linqto; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the ability of New Linqto to grow and manage growth profitably and retain its key employees; the amount of redemption requests made by BCSA’s shareholders which could leave the combined company with insufficient cash to grow its business; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the Business Combination; costs related to the Business Combination; and those factors discussed in BCSA’s final prospectus relating to its initial public offering, dated November 9, 2021, and other filings with the SEC. There may be additional risks that BCSA presently does not know or that BCSA currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide BCSA’s expectations, plans or forecasts of future events and views as of the date of this communication. BCSA anticipates that subsequent events and developments will cause BCSA’s assessments to change. However, while BCSA may elect to update these forward-looking statements at some point in the future, BCSA specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing BCSA’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1*	Business Combination Agreement, dated as of April 9, 2024, by and among Blockchain Coinvestors Acquisition Corp. I, BCSA Merger Sub I, Inc., and Linqto, Inc.

10.1	Sponsor Support Agreement, dated as of April 9, 2024, by and among Blockchain Coinvestors Acquisition Corp. I, Blockchain Coinvestors Acquisition Sponsors I LLC, and Linqto, Inc.

10.2	Form of Transaction Support Agreement.

10.3	Form of New Registration Rights Agreement.

10.4	Form of Warrant Agreement Amendment.

99.1	Press Release, dated April 9, 2024.

99.2	Frequently Asked Questions to Employees, dated April 9, 2024.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Certain of the exhibits and schedules have been omitted from this filing pursuant to Item 601(a)(5) of Regulation S-K and will be furnished to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 9, 2024	BLOCKCHAIN COINVESTORS ACQUISITION CORP. I

	By:	/s/ Lou Kerner
	Name:	Lou Kerner
	Title:	Chief Executive Officer